UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2024 (Report No. 3)

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On May 15, 2024, the board of directors of Jeffs’ Brands Ltd (the “Registrant”) adopted the corporate governance exemption set forth in Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 (the “Regulation”). Accordingly, upon adoption of the exemption in accordance with the Regulation, the Registrant is exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Israeli Companies Law – 1999, or Companies Law.

This Form of Private Foreign Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-269119) and Form F-3 (No. 333-277188) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: May 20, 2024	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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